

ANGLO AMERICAN

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America



06017446

29 September, 2006

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

- Hathorn LTIP – 29 Sep
- Butterfield Trust – 22 Sep
- DRIP & LTIP - 22 Sep
- Butterfield Trust – 8 Sep
- Butterfield Trust – 18 Sep

For and on behalf of Anglo American plc
Yours faithfully

C Marshall
Company Secretarial Assistant
Encs - 25 copies

10/17

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

Anglo American plc (the "Company")

RECEIVED
2006 OCT 16 A 11: 4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Directors' Interests

The Company announces that it was notified by Mr D A Hathorn, an Executive Director of the Company, that on 29 September he exercised 15,750 options granted to him in April 2003 in terms of the Anglo American plc Long Term Incentive Plan. Of the Anglo American plc Ordinary shares (the "Shares") arising from this exercise, 6,300 were sold at £23.15 per Share to cover his tax liability and, accordingly his beneficial interest in Shares increased by 9,450.

The 9,450 Shares were transferred to, and subsequently sold by, the Barland Trust on 29 September at a price of £23.08 per Share.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

N Jordan
Company Secretary
29 September 2006

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 21,693,766 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
18 September 2006	18,353
19 September 2006	14,912
20 September 2006	1,000
21 September 2006	12,000
22 September 2006	8,630

The Company was advised of these transactions on 22 September 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

Nick Jordan
Company Secretary
22 September 2006

RECEIVED
2006 OCT 16 A 11:22
OFFICE OF INT
CORPORATE

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' & PDMR INTERESTS

DIVIDEND REINVESTMENT PLAN ("DRIP")

On the 21 September 2006, the Company was advised by its South African Transfer Secretaries that the directors and PDMRs of the Company outlined below, each acquired ordinary shares of US$0.50 in the capital of the Company ("Shares") at a price of R309.3841 per Share, in terms of the Company's DRIP as follows:-

A J Trahar	Director	1 Share purchased
N F Oppenheimer	Director	2 Shares purchased
A E Redman	PDMR	87 Shares purchased

LONG TERM INCENTIVE PLAN ("LTIP") EXERCISE

The Company also announces that, on 21 September 2006, Mr A J Trahar exercised LTIP Options, originally granted in 2003, over Shares as follows:-

Number of LTIP options 51,702

Mr Trahar exercised his option to acquire 51,702 shares for a nominal price of £1.00 and sold 12,927 Shares at a price of £21.75 each to satisfy tax and national insurance due on the award. Accordingly his beneficial interest in the Company has risen by 38,775 shares.

This announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

N Jordan
Company Secretary
22 September 2006

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 21,810,979 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
4 September 2006	55,700
5 September 2006	82,950
6 September 2006	50,266
7 September 2006	20,200
8 September 2006	15,902

The Company was advised of these transactions on 8 September 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori*	R J King*
S R Thompson*	P M Baum
A J Trahar*	R Havenstein
	R M Godsell
	R S Robertson*
	P Smith*
	J N Wallington

Andy Hodges
Deputy Secretary
11 September 2006

* The Directors / PDMRs indicated above were connected with transactions that took place on 8 September 2006, which were the subject of a separate announcement released on that date.

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 21,748,661 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
11 September 2006	19,000
12 September 2006	21,318
13 September 2006	5,000
14 September 2006	5,000
15 September 2006	12,000

The Company was advised of these transactions on 15 September 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

Nick Jordan
Company Secretary
18 September 2006